Exhibit 99.1

FORM 7

MONTHLY PROGRESS REPORT

Name of Listed Issuer: IM Cannabis Corp. (the “Issuer” or “IMC”)

Trading Symbol: IMCC

Number of Outstanding Listed Securities as of 31/12/2022:

7,569,526 Common Shares

Date: January 9, 2023

Report on Business

1.	Provide a general overview and discussion of the development of the Issuer’s business and operations over the previous month. Where the Issuer was inactive disclose this fact.

On November 7, 2022, the Issuer announced that its wholly-owned Canadian subsidiary, Trichome Financial Corp., and certain of its wholly-owned subsidiaries, including Trichome JWC Acquisition Corp. (“TJAC”), MYM Nutraceuticals Inc., Trichome Retail Corp., MYM International Brands Inc., and Highland Grow Inc., filed and obtained creditor protection under the Canadian Companies’ Creditors Arrangement Act (“CCAA”) pursuant to an order of the Ontario Superior Court of Justice (Commercial List).

During December 2022, as part of the CCAA proceedings, TJAC wound down operations at its primary cultivation facility in Kitchener, Ontario (the “Manitou Facility”). This included the sale of multiple pieces of equipment via an auction, which generated net cash proceeds of $73,330.  TJAC disclaimed its lease at the Manitou Facility and surrendered possession to the landlord.

2.	Provide a general overview and discussion of the activities of management.

Management of the Issuer (“Management”) is focused on continuing the Issuer’s growth in the cannabis markets in which it currently operates. Management is focused on managing its international assets and supply chain in order to maximize company-wide revenue and margins and continues to focus on its entry into the medical cannabis distribution and retail segments in Israel. Management also continues to identify and pursue new strategic investments and growth opportunities in Israel and Europe, including, but not limited to, securing additional supply, distribution and sale agreements in Germany through Adjupharm GmbH (“Adjupharm”) and in Israel through its subsidiaries and Focus Medical Herbs Ltd. (“Focus Medical”).

By exiting the Canadian cannabis market, Management is seeking to focus its resources and maximize efficiency for future success. Management is reinforcing its Israeli and German operations and preparing to leverage its expertise into building market leadership in the European medical cannabis market and to be fully ready to capitalize on the recreational market upon legalization.

3.
Describe and provide details of any new products or services developed or offered. For resource companies, provide details of new drilling, exploration or production programs and acquisitions of any new properties and attach any mineral or oil and gas or other reports required under Ontario securities law.

In December 2022, Adjupharm has launched in Germany a new premium strain named Gorilla Glue.

4.
Describe and provide details of any products or services that were discontinued. For resource companies, provide details of any drilling, exploration or production programs that have been amended or abandoned.

Not Applicable.

5.
Describe any new business relationships entered into between the Issuer, the Issuer’s affiliates or third parties including contracts to supply products or services, joint venture agreements and licensing agreements etc. State whether the relationship is with a Related Person of the Issuer and provide details of the relationship.

Not Applicable.

6.
Describe the expiry or termination of any contracts or agreements between the Issuer, the Issuer’s affiliates or third parties or cancellation of any financing arrangements that have been previously announced.

Not Applicable.

7.
Describe any acquisitions by the Issuer or dispositions of the Issuer’s assets that occurred during the preceding month. Provide details of the nature of the assets acquired or disposed of and provide details of the consideration paid or payable together with a schedule of payments if applicable, and of any valuation. State how the consideration was determined and whether the acquisition was from or the disposition was to a Related Person of the Issuer and provide details of the relationship.

As mentioned in section 1 above, during December 2022, as part of the CCAA proceedings, TJAC wound down operations at its primary cultivation facility in Kitchener, Ontario (the “Manitou Facility”). This included the sale of multiple pieces of equipment via an auction, which generated net cash proceeds of $73,330.  TJAC disclaimed its lease at the Manitou Facility and surrendered possession to the landlord.

8.	Describe the acquisition of new customers or loss of customers.

Not Applicable.

9.	Describe any new developments or effects on intangible products such as brand names, circulation lists, copyrights, franchises, licenses, patents, software, subscription lists and trade-marks.

•	The block letters “I AM CANNABIS” were registered as a trademark in Israel for a term of 10 years, until December 15, 2031.

•
With the wind down of its activities at the Manitou Facility (as noted in Section 7 above), TJAC filed for a voluntary revocation of its Standard Cultivation and Standard Processing license with Health Canada at the Manitou Facility.

TJAC’s Health Canada licenses at its Trillium facility in Kitchener, Ontario (the “Trillium Facility”) remain in good standing and TJAC continues to operate its business out of the Trillium Facility.

10.	Report on any employee hirings, terminations or lay-offs with details of anticipated length of lay-offs.

In December 2022, the Issuer hired 11 employees and 34 resignations or terminations of employees occurred.

11.	Report on any labour disputes and resolutions of those disputes if applicable.

Not Applicable.

12.
Describe and provide details of legal proceedings to which the Issuer became a party, including the name of the court or agency, the date instituted, the principal parties to the proceedings, the nature of the claim, the amount claimed, if any, if the proceedings are being contested, and the present status of the proceedings.

Not Applicable.

13.	Provide details of any indebtedness incurred or repaid by the Issuer together with the terms of such indebtedness.

On December 7 2022, the Issuer reported via “notice of proposed significant transaction” that on October 11, 2022, the Issuer’s subsidiary, IMC Holdings Ltd. (“IMC Holdings”) entered into a loan agreement with A.D.I. CAR ALARMS & STEREO SYSTEMS Ltd (the “Lender” and the “Loan Agreement”). Pursuant to the Loan Agreement, the Lender loaned NIS 10.5 million to IMC Holdings with an annual interest of 15% (the “Loan”). The Loan was paid to IMC Holdings in two instalments. Pursuant to the Loan Agreement, the Loan is to be repaid within 12 months from the date of the Loan Agreement. Adjupharm, a subsidiary of IMC Holdings, has signed a security purpose agreement with the Lender, providing registration of second rank land charge on its real property, in favour of the Lender (the “Adjupharm Asset Security”), as security for the Loan. Pursuant to the Loan Agreement, Mr. Oren Shuster, Chief Executive Officer and Director of the Issuer, provided a personal guarantee to the Lender should the Adjupharm Asset Security not be sufficient to cover the Loan.

14.	Provide details of any securities issued and options or warrants granted.

Security	Number Issued	Details of Issuance	Use of Proceeds(1)
Incentive Stock Options	2,300	Each incentive stock option, granted on December 7, 2022, is exercisable for one common share at an exercise price of $2.37 for a period of five years from the grant date.	N/A

(1)          State aggregate proceeds and intended allocation of proceeds.

15.	Provide details of any loans to or by Related Persons.

Not Applicable.

16.	Provide details of any changes in directors, officers or committee members.

Not Applicable.

17.	Discuss any trends which are likely to impact the Issuer including trends in the Issuer’s market(s) or political/regulatory trends.

Global economies are currently experiencing elevated levels of inflation, including in the Issuer’s primary production markets, which could curtail levels of economic activity. Inflation concerns are in part driven by the increase in the cost of goods as input costs continue to increase due to several external factors, including but not limited to, general uncertainties caused by the Ukraine war, the global supply chain constrictions and rising energy prices. As such, delivery and distribution costs, utility costs and other necessary supplies at an economic cost cannot be assured. The impact of inflation and supply shortages on the integral components of the Issuer’s business could reasonably impact the Issuer’s future economic performance and competitiveness, as it may entail a meaningful increase in costs for various goods and services that the Issuer may not be able to pass onto patients or customers. In addition, the Issuer’s operations could also be affected should interest rates, inflation or unemployment reach levels that change consumer trends and spending and subsequently impact the sales and profitability of the Issuer.

The war in Ukraine may also have a material adverse effect on global economic activity and could result in volatility and disruption to global supply chains and the financial and capital markets. These disruptions could cause interruptions in supplies and other services from third parties upon which the Issuer relies; decrease demand for products; and cause staff shortages, reduced customer traffic and increased government regulation, all of which may materially and negatively impact the business, financial condition and results of operations of the Issuer, its subsidiaries and Focus Medical.

The undersigned hereby certifies that:

1.	The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance.

2.	As of the date hereof there were no material information concerning the Issuer which has not been publicly disclosed.

3.
The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CNSX Policy 1).

4.	All of the information in this Form 7 Monthly Progress Report is true.

Dated: January 9, 2023
Oren Shuster Name of Director or Senior Officer “Oren Shuster” Signature Chief Executive Officer Official Capacity

Issuer Details Name of Issuer IM Cannabis Corp.	For Month End December 2022	Date of Report YY/MM/D 2023/1/9
Issuer Address 550 Burrard Street, Suite 2300, Bentall 5
City/Province/Postal Code Vancouver, BC V6C 2B5	Issuer Fax No. ( )	Issuer Telephone No. +972 546687515
Contact Name Yael Harrosh	Contact Position Global Chief Legal and Operations Officer	Contact Telephone No. +972 546687515
Contact Email Address yael.h@imcannabis.com	Web Site Address http://www.imcannabis.com/